SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named Best Suitability Product by the WealthBriefing European Awards 2022, dated April 4, 2022.

99.2	NICE Named Top Provider for Voice of the Customer by Metrigy, dated April 5, 2022.

99.3	NICE Investigate Surpasses Milestone of Supporting 4 Million Police Investigations in England and Wales with Cloud-Based Evidencentral Platform, dated April 6, 2022.

99.4	NICE Enlighten XO Awarded 2022 CUSTOMER Magazine Product of the Year Award, dated April 11, 2022.

99.5	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence Metrics in 2022 Quadrant Knowledge Anti-Money Laundering Report, dated April 12, 2022.

99.6	NICE and Deutsche Telekom Global Business Announce Comprehensive Partnership to Bring the Power of CXone to Enterprises Across Europe, dated April 13, 2022.

99.7	NICE Named Overall Leader in Technology Excellence and Customer Impact in 2022 SPARK Matrix™ Speech Analytics Report, dated April 19, 2022.

99.8	NICE Actimize Cloud-Based SURVEIL-X Wins Market Surveillance Category in WATERS 2022 Sell-Side Technology Awards, dated April 20, 2022.

99.9	NICE Actimize Positioned as Intelligent Fraud Detection Leader by GigaOm, Achieving Highest Possible Scores in Ten Categories, dated April 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	May 9, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named Best Suitability Product by the WealthBriefing European Awards 2022, dated April 4, 2022.

99.2	NICE Named Top Provider for Voice of the Customer by Metrigy, dated April 5, 2022.

99.3	NICE Investigate Surpasses Milestone of Supporting 4 Million Police Investigations in England and Wales with Cloud-Based Evidencentral Platform, dated April 6, 2022.

99.4	NICE Enlighten XO Awarded 2022 CUSTOMER Magazine Product of the Year Award, dated April 11, 2022.

99.5	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence Metrics in 2022 Quadrant Knowledge Anti-Money Laundering Report, dated April 12, 2022.

99.6	NICE and Deutsche Telekom Global Business Announce Comprehensive Partnership to Bring the Power of CXone to Enterprises Across Europe, dated April 13, 2022.

99.7	NICE Named Overall Leader in Technology Excellence and Customer Impact in 2022 SPARK Matrix™ Speech Analytics Report, dated April 19, 2022.

99.8	NICE Actimize Cloud-Based SURVEIL-X Wins Market Surveillance Category in WATERS 2022 Sell-Side Technology Awards, dated April 20, 2022.

99.9	NICE Actimize Positioned as Intelligent Fraud Detection Leader by GigaOm, Achieving Highest Possible Scores in Ten Categories, dated April 28, 2022.